Exhibit 21.1

JetPay Corporation

Names and Jurisdictions of Subsidiaries

As of December 31, 2017

Subsidiary Name	Jurisdiction

JetPay Payment Services, TX, LLC	Texas

JetPay HR & Payroll Services, Inc.	Pennsylvania

Payroll Tax Filing Services, Inc.	Pennsylvania

JetPay Payment Services, PA, LLC	Pennsylvania

JetPay Payment Services, FL, LLC	Delaware